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SEC  OMMISSION
9
03054217



SEC MAIL
PROCESSING
RECEIVED
MAR 3 1 2003
WASH. D.C.
181
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nations Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 River Ridge Dr. NE P.O. Box 908
(No. and Street)

Cedar Rapids	IA	52406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Bennett (800)278-6257
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Honkamp Krueger & Co., P.C.
(Name - *if individual, state last, first, middle name*)

PROCESSED
APR 17 2003
THOMSON FINANCIAL

2345 J.F.K. Road	Dubuque	IA	52004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Scott Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nations Financial Group, Inc. as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.



Signature

President

Title



NOTARIAL SEAL
IOWA
JERRI L. BENNETT
Iowa Notarial Seal
Commission Number: 702167
My Commission Expires
3-10-06



Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

Schedule I

Nations Financial Group, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15C3-1
December 31, 2002

Total Stockholders' Equity from the Statement of Financial Position			$	225,031
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital				100,000
Nonallowable Assets and Other Deductions:				
Due from Brokers	$	37,341		
Commissions and Fees Receivable		30,107		
Office Furniture and Equipment and Improvements, Net		51,017		
Other Assets		19,391		
Petty Cash		200		
Haircuts, Temporary Cash Investments		3,579		141,635
Net Capital			$	183,396
Computation of Basic Net Capital Requirement:				
Minimum Net Capital Required			$	50,000
Excess Net Capital			$	133,396
Aggregate Indebtedness:				
Payables, Accrued Expenses, Other Liabilities and Capital Lease Obligations			$	375,804
Aggregate Indebtedness			$	375,804
Ratio, Aggregate Indebtedness to Net Capital				2.05 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002				
Net capital, as reported in Company's Part II (unaudited) FOCUS report			$	150,989
Allowable assets erroneously reported as nonallowable: Accounts Receivable				47,854
Nonallowable assets erroneously reported as allowable: Due from Brokers				(15,447)
Net Capital per above			$	183,396